Shareholders’

Meeting Notice	2006
Combined Ordinary and Extraordinary
General Meeting
On Thursday April 20, 2006 3:00 p.m.
at the Carrousel du Louvre
Salle Delorme 99, rue de Rivoli 75001 PARIS — France

Contents

3	Message from the Chairman of the Supervisory Board and the Chairman of the Management Board

5	Agenda

6	Management Board Report

8	Proposed Resolutions

11	Statutory Auditors’ Special Reports

14	Key Figures

17	Brief Overview

23	Five-Year Financial Summary

26	Composition of the Supervisory Board, Supervisory Board’s Committees and Information on the Members of the Supervisory Board whose renewal is proposed

28	Composition of the Management Board and of the General Management
2     Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Message from the Chairman of the Supervisory Board and the Chairman of the Management Board
Dear Shareholders,
2005 has marked a new step in the expansion of Vivendi Universal. Our strategy of investment in creation, content and development of technologies, announced in 2003, is bearing fruit.
Universal Music Group has reaffirmed its position as a world leader in the music industry by continuously winning market share in physical music distribution and by tripling its digital distribution activity via the Internet. Vivendi Universal Games has confirmed its recovery thanks to the continuous success of “World of Warcraft” and has realized external growth through transactions which have improved its expansion capabilities. Canal+ Group shows great vitality as evidenced by the increase in the number of its subscriptions. SFR has confirmed its lead position in the 3G market in France. Finally, Maroc Telecom led the expansion of the mobile and ADSL markets in Morocco. Today, our business units are number one or number two in each of the markets in which they operate.
In 2005, the financial results of all of the Group’s business units were positive and each of these business is expanding. These positive financial results permit us to recommend that you vote for the proposed distribution of a dividend of €1.00 per share for 2005 (+67% over 2004) representing a total distribution of €1.15 billion.
We anticipate that 2006 will be a year of continued growth and improved profitability. Early indications from 2006 lead us to believe that our business units will perform with as much vitality as in 2005.
Vivendi Universal’s Annual Shareholders’ Meeting will be held on Thursday April 20 at 3:00 p.m. at the Carrousel du Louvre in Paris. We sincerely hope that you will be able to take part in the Meeting, either by attending in person or by proxy or by voting by mail. As in previous years, this important event in the life of the Company will be transmitted live on our Internet site (www.vivendiuniversal.com).
During this Meeting, among other things, you will be asked to vote for:
–	the new corporate name of the Company, which, provided we obtain your approval, will become Vivendi;

–	the approval of the financial statements for fiscal year 2005 and of the regulated related-party agreements;

–	the renewal of the term of office of two members of the Supervisory Board.
The Annual Shareholders’ Meeting provides an excellent opportunity for you to receive information, express your opinions and speak with the management. In the presence of the members of the Supervisory and Management Boards, we will present the Group’s strategic plans and outlook, and we will answer your questions.
Sincerely,

Jean-René Fourtou Chairman of the Supervisory Board	Jean-Bernard Lévy Chairman of the Management Board
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006     3

4     Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Agenda

As an Extraordinary Shareholders’ Meeting
1	Change of the corporate name and modification, accordingly, of Article 1 of the Company’s by-laws

As an Ordinary Shareholders’ Meeting
2	Approval of Reports and Financial Statements for fiscal year 2005

3	Approval of Reports and Consolidated Financial Statements for fiscal year 2005

4	Approval of the regulated related-party agreements covered by the Statutory Auditors’ special Report

5	Allocation of net income for fiscal year 2005, determination of the dividend and the payment date

6	Renewal of Mr. Fernando Falcó y Fernández de Córdova as a member of the Supervisory Board

7	Renewal of Mr. Gabriel Hawawini as a member of the Supervisory Board

8	Renewal of Barbier Frinault & Autres as Statutory Auditors

9	Appointment of Auditex as Alternate Statutory Auditors

10	Authorization for the Management Board to purchase the Company’s own shares

As an Extraordinary Shareholders’ Meeting
11	Authorization for the Management Board to decrease the share capital of the Company by cancellation of treasury shares

12	Authorization for the performance of legal formalities
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006     5

Management Board Report
Dear Shareholders,
We have called this Combined Ordinary and Extraordinary Shareholder’s Meeting in order to submit for your approval the following proposed resolutions:
•	to change the corporate name and modify, accordingly, article 1 of the Company’s by-laws (I) ;

•	to approve the annual and consolidated financial statements for the year ended December 31, 2005, to determine the dividend to be paid for fiscal year 2005 and to approve the regulated related-party agreements covered by the Statutory Auditors’ special report (II) ;

•	to renew the terms of office of Mr. Fernando Falcó y Fernández de Córdova and Mr. Gabriel Hawawini as members of the Supervisory Board (III) ;

•	to renew the term of office of Barbier Frinault & Autres as Statutory Auditors and to appoint Auditex as Alternate Auditors in replacement of Mr Maxime Petiet whose term of office has expired (IV) ;

•	to renew the authorization relating to the implementation, when appropriate, of a new share buyback program and the authorization relating to the cancellation of treasury shares (V).

I —	Change of the corporate name 1st resolution (extraordinary)
We propose that the name of the company be changed from “Vivendi Universal” to “Vivendi”, effective today.
The choice of the name “Vivendi” is made in anticipation of the Company’s meeting its obligation to remove the word “Universal” from its current name by May 2009 pursuant to agreements the Company entered into with General Electric in May 2004 which resulted in the creation of NBC Universal. Under such agreements, Universal Music Group retains the right to use the Universal name until May 2029.
This change of the Company’s name is indicative of the Group’s intent to refocus on its two main areas of business, media and telecoms, and underscores the completion of the Group’s recovery.
Finally, it is important to underscore that once again the name “Vivendi” is endowed with great potential. It is a name that is well known and appealing and has a positive image both nationally and internationally. Provided you vote for this change of name, we intend to modify article 1 of the company’s by-laws accordingly.

II —	Approval of the annual financial statements and the regulated related-party agreements — Dividend 2nd, 3rd, 4th and 5th resolutions (ordinary)
The next items on the agenda relate to the approval of the statutory annual financial statements (second resolution) and the consolidated annual financial statements (third resolution), the regulated related-party agreements entered into during the previous fiscal years and continued during fiscal year 2005 and those entered into during fiscal year 2005 (fourth resolution). All of these agreements are described in the special report of the Auditors, set forth on page 11 of this document. As for the new agreements authorized by the Supervisory Board in 2005, they relate to: the application to members of the Management Board holding an employment contract under French law of the additional pension plan adopted for members of the senior executives, as presented to the Shareholders’ Meeting held on April 28, 2005 and the services contract entered into between the Company and Conseil DG, a Polish company, which is chaired by Mr. Andrzej Olechowski, a member of the Supervisory Board.
We propose that you approve the allocation of the 2005 net income (fifth resolution). Your Management Board has decided to propose you, this year, to approve the payment of a dividend of €1.00 per share, representing an overall distribution of €1.15 billion, as an allocation of net income for fiscal year 2005.
This dividend shall be paid as from May 4, 2006.
6     Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Management Board Report

III —	The Supervisory Board 6th and 7th resolutions (ordinary)
We propose that the terms of office of Mr. Fernando Falcó y Fernández de Córdova and Mr. Gabriel Hawawini as members of the Supervisory Board be renewed for additional four-year terms (sixth and seventh resolutions). Both of these Supervisory Board members are classified as “independent” as such term is defined in the Bouton report. If approved, their new terms of office would expire at the conclusion of the Shareholders’ Meeting to be held to approve the financial statements for fiscal year 2009. Information relating to these person is presented on page 27 of this document.

IV —	Statutory Auditors 8th and 9th resolutions (ordinary)
We propose that you renew the appointment of Barbier Frinault & Autres (member of the firm of Ernst & Young), as Statutory Auditors, for a period of six fiscal years (eighth resolution). If approved, its term of office shall expire at the conclusion of the Shareholders’ Meeting to be held to approve the financial statements for fiscal year 2011.
We propose that you appoint, as Alternate Statutory Auditors, for a period of six fiscal years, Auditex in replacement of Mr. Maxime Petiet whose term of office has expired (ninth resolution). If approved, its term of office shall expire at the conclusion of the Shareholders’ Meeting to be held to approve the financial statements for fiscal year 2011.

V —	Authorization for the Company to purchase its own shares, and, when appropriate, cancel such shares 10th resolution (ordinary) and 11th resolution (extraordinary)
In accordance with the provisions of Articles L. 225-209 et. seq. of the French Commercial Code and of the Commission Regulation (EC) No 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, we propose that you authorize the Management Board, with the authority to sub-delegate to its Chairman, to acquire the Company’s own shares, in accordance with applicable law, on one or more occasions over an eighteen-month period beginning on the date of this Meeting. Such acquisitions of Company shares may be made during a tender offer period, on the stock exchange or otherwise by purchasing the Company’s shares or by using financial instruments in order to place such shares in the Company’s reserves. The acquisition of shares by the Company may be made in order to allow the Company to use such shares to carry out exchanges following bond issuances, acquisitions or otherwise, adjust or support the share price in accordance with applicable law, in compliance with the code of ethics of the AFEI (l’Association Française des Entreprises d’Investissement), or sell or allot the shares to employees (tenth resolution) or to cancel them (eleventh resolution).
We propose that you fix the maximum purchase price for the Company’s acquisition of its own shares at €35 per share.
This share purchase program, at the time of its implementation by the Management Board, will be the subject of a transaction notice, published in accordance with the new provisions of the general regulations of the French Autorités des marchés financiers (AMF).
If approved, this authorization, once implemented by the Management Board, supersedes, for the remaining period, the previous authorization granted to the Management Board by the Combined Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2005.
As at February 28, 2006, the Company holds 2,097,431 of its own shares, representing 0.18% of its share capital, including 1,403,489 shares connected to stock option plans, 295,501 shares reserved for payments to be made in connection with acquisitions, if necessary, 2,441 shares recorded as other investment securities and 395,000 shares held in the liquidity account of the contract, compliant to the AFEI code of ethics, entered into with Rothschild et Cie bank.
The Management Board
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006     7

Proposed Resolutions
     As an Extraordinary Shareholders’ Meeting
First resolution
Change of the corporate name and modification, accordingly, of Article 1 of the Company’s by- laws
The Shareholders’ Meeting, having satisfied the quorum and majority requirements for Extraordinary Shareholders’ Meetings after reviewing the Management Board’s Report and upon the proposal of the Management Board, approves the change of the corporate name of the Company to:
“Vivendi”
from “Vivendi Universal”, effective today, and approves the modification of Article 1 of the by-laws of the Company as follows:
“Article 1 — legal form – corporate name – legislation – term
The Company, which is called “Vivendi”, is a company established under French law and formed in Paris by a deed dated December 11, 1987, and which, by decision of the Shareholders’ Meeting of April 28, 2005, has adopted the legal form of a Société Anonyme à Directoire et Conseil de Surveillance (company with a Management Board and a Supervisory Board), governed by current and future legislative and regulatory provisions as well as by these By-laws.
The term of the Company shall expire on December 17, 2086, except in the event of an early dissolution or an extension to be decided by an Extraordinary Shareholders’ Meeting.”
     As an Ordinary Shareholders’ Meeting
Second resolution
Approval of the Reports and Financial Statements for fiscal year 2005
The Shareholders’ Meeting, having reviewed the Management Board’s Report, noting the absence of comments of the Supervisory Board on the Management Board’s Report and on the Financial Statements, and the Auditors’ Report on the 2005 Financial Statements, and noting that in 2005 the Company opted to apply the preferential method to account for employee benefit schemes (recommendation CNC 03-R.01) according to the principles of IAS 19 and the impact on the Company’s capital of the opening balance-sheet deficit for 2005 of €13.9 million, approves the Financial Statements for the said fiscal year as well as the transactions presented in these statements or summarized in these Reports.
Third resolution
Approval of the Reports and Consolidated Financial Statements for fiscal year 2005
The Shareholders’ Meeting, having reviewed the Management Board’s Report, noting the absence of comments of the Supervisory Board on the Management Board’s Report and on the Consolidated Financial Statements, and the Auditors’ Report on the 2005 Financial Statements, approves the Consolidated Financial Statements for the said fiscal year as well as the transactions presented in these statements or summarized in these Reports.
Fourth resolution
Approval of the regulated related-party agreements covered by the Statutory Auditors’ special Report
The Shareholders’ Meeting takes formal note of the Statutory Auditors’ special Report, drafted pursuant to Article L. 225-88 of the French Commercial Code. It approves the regulated related-party agreements described in this Report.
Fifth resolution
Allocation of net income for fiscal year 2005 and payment, as from May 4, 2006 of a dividend of €1.00 per share
The Shareholders’ Meeting approves the Management Board’s proposal for allocating the fiscal year 2005 net income as follows:

Sources	(in euros)

• Year’s net income	6,675,241,474.31
• Balance carried forward	5,110,752,302.45
Total	11,785,993,776.76

Allocation

• Legal reserve	248,892,162.85
• Total dividend*	1,146,735,727.00
• Balance carried forward*	10,390,365,886.91
Total	11,785,993,776.76

(*)	This amount takes into account treasury shares held as of February 28, 2006, and will be adjusted based on the effective ownership of shares as of the dividend payment date.
Therefore, it is set the dividend at €1.00 per share constituting the share capital held on the record date. The dividend shall be paid on May 4, 2006. The dividend shall qualify for the 40% tax credit provided by 158-3 2nd of the French General Tax Code for natural persons having their tax residence in France.
8     Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Proposed Resolutions
In accordance with applicable law, the Shareholders’ Meeting takes formal notes that the dividends for the previous three fiscal years were as follows:

	2004		2003	2002

Number of shares(*)	1,065,235,399		1,071,518,691	1,068,148,584

Dividend per share (in euros)	0.60	(**)	—	—
Global distribution
(in million euros)	639.141		—	—

(*) Number of shares entitled to a dividend from January 1st, after deduction of treasury shares on the dividend payment date.

(**) This dividend qualified to a 50% tax credit applicable for natural persons having their tax residence in France as from January 1, 2005.
Sixth resolution
Renewal of Mr. Fernando Falcó y Fernández de Córdova as member of the Supervisory Board
The Shareholders’ Meeting approves the renewal of the term of office of Mr. Fernando Falcó y Fernández de Córdova as a member of the Supervisory Board, for a four-year term. His term of office shall expire with the conclusion of the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2009.
Seventh resolution
Renewal of Mr. Gabriel Hawawini as member of the Supervisory Board
The Shareholders’ Meeting approves the renewal of the term of office of Mr. Gabriel Hawawini as a member of the Supervisory Board for a four-year term. His term of office shall expire with the conclusion of the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2009.
Eighth resolution
Renewal of Barbier Frinault & Autres as Statutory auditors
The Shareholders’ Meeting approves the renewal of the appointment of Barbier Frinault & Autres as Statutory Auditors for the Company, for a six-year period. This appointment shall expire with the conclusion of the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2011.
Ninth resolution
Appointment of Auditex as Alternate Statutory Auditors
The Shareholders’ Meeting approves the appointment of Auditex as Alternate Statutory Auditors for the Company, for a six-year period in replacement of Mr. Maxime Petiet, whose office has expired. Auditex’s appointment shall expire with the conclusion of the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2011.
Tenth resolution
Authorization for the Management Board to purchase Company’s own shares for an eighteen-month period with a maximum purchase price of €35, within the limit of 10% set forth by law
The Shareholders’ Meeting, having reviewed the Management Board’s Report and in accordance with Articles L. 225-209 et seq. of the French Commercial Code, authorizes the Management Board, with authorization to sub-delegate to its Chairman, to acquire the Company’s own shares in accordance with applicable law on one or more occasions over an eighteen-month period beginning on the date of this Shareholders’ Meeting. Such acquisitions of shares may be made during a tender offer period, on the stock exchange or otherwise, by purchasing the Company’s shares or by using financial instruments in order to place such shares in the Company’s reserves. The acquisition of shares by the Company may be made in order to allow the Company to use such shares to carry out exchanges following bond issuances, acquisitions or otherwise, to adjust or support the share price in accordance with applicable law (in compliance with the code of ethics of the AFEI (l’Association Française des Entreprises d’Investissement)), or to sell or allot the shares to employees or to cancel them, subject to the adoption by the Shareholders’ Meeting of the present eleventh resolution.
During this period, the Management Board shall operate under the following rules:
•	Maximum purchase price: € 35 per share.
The aggregate purchase amount, based on an average price of €25.88 per share, shall not exceed €2.98 billion.
The Shareholders’ Meeting grants full powers to the Management Board, with authorization to sub-delegate, to place any orders, execute any assignments or transfers, enter into any agreements, liquidity contracts, or option contracts, make any declarations and effect any formalities required in connection with the foregoing.
The Shareholders’ Meeting resolves that this authorization, as soon as it is implemented by the Management Board will supersede the authorization granted to the Management Board by the Combined Shareholders’ Meeting held on April 28, 2005.
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006       9

Proposed Resolutions
As an Extraordinary Shareholders’ Meeting
Eleventh resolution
Authorization for the Management Board to decrease the share capital by cancellation of treasury shares in accordance with applicable law
The Shareholders’ Meeting, having satisfied the quorum and majority requirements for Extraordinary Shareholders’ Meetings and having reviewed the Management Board’s Report and the Statutory Auditors’ special Report, authorizes the Management Board in accordance with Article L. 225-209 of the French Commercial Code, to cancel, at its sole discretion, on one or more occasions, the Company’s treasury shares, up to a maximum of 10% of the share capital over a twenty-four month period beginning as of the date of this Shareholders’ Meeting, and to decrease the share capital accordingly.
The Shareholders’ Meeting grants the Management Board full authority, which may be delegated, in order to carry out any and all actions, formalities or declarations necessary to effect the capital reductions which may be effected under this authorization and to amend the Company’s by-laws accordingly.
Twelfth resolution
Authorization for performance of legal formalities
The Shareholders’ Meeting gives full powers to the bearer of a certified copy or excerpt of the minutes of this Meeting to perform any formalities required by law.
10      Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Statutory Auditors’ Reports
■ Statutory Auditors’ Special Report on the regulated related-party agreements (Year Ended December 31, 2005)
To the Shareholders,
As Statutory Auditors of your company, we submit our report to you on regulated related-party agreements.

1. Agreements authorized during the year
Pursuant to Article L. 225-88 of the French Commercial Code, we have been informed of the agreements authorized by your Supervisory Board.
We are not required to identify any other agreements, but to communicate to you, based on the information provided to us, the principal terms and conditions of those agreements, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 117 of the Decree of March 23, 1967, to assess the merit of these agreements with a view to approving them.
We conducted our work in accordance with the auditing standards generally accepted in France. Those standards require that we plan and perform our work in a way that enables us to check that the information we have been given is consistent with the underlying documents from which it is derived.
1.1. Service contract with the firm Conseil DG
During its Meeting on June 7, 2005, your Supervisory Board authorized your Management Board to negotiate and sign a service contract with the firm Conseil DG, chaired by Mr. Andrzej Olechowski.
The contract became effective retrospectively as of June 8, 2005 for a one-year renewable period, until June 7, 2006. The contract is for the provision of consulting services to the company on the acquisition of Elektrim’s stake in Telco, the increase in PTC’s shareholding to 51% and the settlement of ongoing disputes between Deutsche Telekom, Elektrim, Telco and your company.
Your company agreed to pay fixed consulting fees of €60,000 before tax, in monthly instalments of €5,000 before tax. It also agreed to pay a one-off success fee of €1,000,000 before tax, in the event of a final settlement of the ongoing disputes in Poland during the contract term, from which the fixed consulting fees would be deducted. The firm Conseil DG received fees amounting to €30,000 from your company in 2005.
1.2. Agreement on the additional pension plan
Persons concerned: Mr. Jean-Bernard Lévy, Mr. Jacques Espinasse, Mr. Frank Esser, Mr. Bertrand Meheut, Mr. René Pénisson and Mr. Abdeslam Ahizoune.
At its meeting on March 9, 2005, your Board of Directors decided in principle to introduce an additional pension plan for senior executives, including the members of Management Board, holding an employment contract with your Company, and to recognize a seniority of the Chairman of the Management Board.
Your Supervisory Board authorized the establishment of this additional pension plan and recognized 7 years of seniority for the Chairman of the Management Board.
The main terms and conditions of the additional pension plan are as follows: a minimum of three years in office, the progressive acquisition of rights according to seniority (over a period of 20 years); a reference salary for the calculation of the pension equal to the average of the last three years with a dual upper limit: the reference salary and a maximum of 60 times the Social Security upper limit; acquisition of rights subject to an upper limit of 30% of the reference salary; application of the Fillon Act (maintenance of rights in the event of retirement at the initiative of the employer after the age of 55 years); and payment of 60% in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the company, for any cause, before age 55.
The provisional amount recognized in the financial statements for the year ended December 31, 2005 for the additional retirement benefits for Management Board members was €2,181,221.

2. Agreements approved during previous years that continued to be implemented during the year
In addition, in accordance with the Decree of March 23, 1967, we have been informed that the following agreements, approved in previous years, continued to be implemented during the year reported on.
2.1. Agreement on the waiver of interest on current accounts
In the treasury agreements between your company and subsidiaries such SIG 61, VTI, and companies with internet-related business (CanalNumédia, Ad2One, Ebrands, Scoot Europe NV), the latter were granted current account advances bearing interest at the one-month Euribor rate plus a 2.5% margin, capitalized on a quarterly basis.
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006       11

Statutory Auditors’ Reports
Your company agreed to waiver the interest due on these advances. The waiver became effective as of October 1, 2004 for SIG 61, as of April 1, 2003 for VTI, and as of July 1, 2003 for the subsidiaries with internet-related business. It will be implemented until the companies recover a stable financial position by selling off assets or increasing capital, or until the companies are liquidated.
The companies SIG 61, CanalNumedia and Ebrands, which had benefited from the waiver, recovered a stable financial position during the year. Consequently the agreements no longer applied to them as of December 31, 2005.
With regard to the other companies, your company’s current accounts as of December 31, 2005 amounted to €36.2 million for Ad2One, €145.7 million for Scoot Europe NV and €1,538.8 million for VTI.
Interest not received by your company in 2005 totalled €59.9 million.
2.2. Support agreement
Your company has signed a support agreement with its subsidiary SFR for a 5 year period. In consideration, SFR is to pay your company an annual flat rate fee of €6 million and 0.2% of revenue, excluding revenue from equipment sales, then 0.3% of revenue from January 1, 2006.
The income received by your company in 2005 relating to this agreement amounted to €23.3 million.
2.3. Agreements related to the restructuring of UGC
In connection with the agreements signed in 2003 between your company and the family Shareholders of UGC concerning the restructuring of UGC, your company granted a promise to sell to the family Shareholders for €80 million (plus interest at 3.5% from August 25, 2003). The promise to sell provided for a supplementary payment in the event of the sale by the family Shareholders of UGC shares with capital gains.
On November 24, 2005, your company signed an additional clause to the promise to sell of December 2003 with the family Shareholders of UGC, setting forth the conditions governing the exercise of the option. On December 15, 2005, the family Shareholders of UGC exercised their promise to buy UGC shares from your company for a principal amount of €80 million (€89 million including interest). An initial payment of €54 million was made to your company. The remaining balance will be paid by December 31, 2008 at the latest.
2.4.	Agreements with Veolia Environnement
2.4.1	Agreements related to the Initial Public Offering of Veolia Environnement
In connection with the initial public offering of Veolia Environnement, the parties signed various agreements setting forth their business relations. The only agreements still implemented in 2005 were those concerning counter-guarantees. Your company granted various types of guarantees to Veolia Environnement subsidiaries, mainly in relation to calls for tender, the transfer of contracts to Veolia Water, the implementation of bank financing and the sale of subsidiaries.
Given the contract amendments and probable renegotiation costs, it did not appear appropriate at the time for your company to transfer those guarantees to Veolia Environnement. In consideration, Veolia Environnement agreed to cover all the fees or damages incurred by your company as a result of those commitments.
To prepare for the separation of the two companies, a new clause was added to the agreement signed on December 20, 2002, redefining the guarantees that would be transferred from your company to Veolia Environnement or, if they could not be transferred, would be counter-guaranteed by Veolia Environnement.
Details of the counter-guarantees granted by Veolia Environnement to your company as of December 31, 2005, are shown in the table below:

Amounts
Dossier	Beneficiary	& currency

AWT — City of New Bedford guarantee	US Filter	USD10,000,000
Rentokil guarantee	Dalkia	€5,030,818
Superior	CGEA Onyx	Not quantifiable
i) Directors and Officers Insurance
ii) Compensation to certain employees in the event of a change of control (particularly 2 employment contracts)
12     Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Statutory Auditors’ Reports
During 2003 and 2004, your company received USD5,000,000 from Veolia Environnement, with “better fortune” clauses, to counter-guarantee the commitments amounting to USD5,764,792 paid by your company to Aguas de Argentinas.
2.4.2.	Consequences of the separation of Vivendi Universal and Veolia Environnement
While the separation of Vivendi Universal and Veolia Environnement was underway, the agreements previously signed and approved continued to be implemented during 2005:
a)	Agreements relating to actions taken by your company for all group employees
Your company initiated a number of operations for all group employees, including those from outside France, such as the group employee savings plan (Pegasus). Generally, these operations have only been possible with the involvement of the subsidiary employer. Some of these subsidiaries have now become subsidiaries of Veolia Environnement and their employees have become employees of Veolia Environnement or of its subsidiaries.
Your company has agreed to take all the necessary measures to fulfil its commitments with regard to the employees concerned until those commitments expire. Your company’s obligations concerning the Pegasus savings plan expired on June 20, 2005.
Concerning the settlement of the management fees for the Pegasus plan, these were shared between the two companies in compliance with the rules set out in the contracts concluded with the employee savings plan managers, until the term of the plan.
b) Cardif
Your company will support all the URSSAF payments (social security collection fund) or tax adjustments due, current, previous or post December 31, 2002, relating to the contributions paid into the defined benefits fund entitled Grand Cardif.
2.5.	Agreement with Vinci
As of December 30, 1998, your company, Vinci and Compagnie Générale de Bâtiment et de Construction (CBC) signed an additional clause to the agreement signed on June 30, 1997 concerning the sale of CBC shares to Vinci, along with the associated guarantees and “better fortune” clauses.
In 2005, your company did not receive any credit or payments related to this agreement.
Neuilly-sur-Seine and Paris-La Défense, March 22, 2006

Barbier Frinault & Autres	Salustro Reydel Membre
Ernst & Young	of KPMG International

Dominique Thouvenin — Hervé Jauffret		Bertrand Vialatte — Benoît Lebrun
Partner	Partner	Partner	Partner
■ Report of the Statutory Auditors on the Reduction in Capital by the Cancellation of Shares
To the Shareholders,
In our capacity as statutory auditors of Vivendi Universal — SA and in compliance with Article L.225-209, paragraph 5 of French Company Law (Code de commerce) in respect of the cancellation of a company’s own shares previously repurchased, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.
We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair.
This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10% of its total capital, in accordance with Article L. 225-209, paragraph 5 of French Company Law. Moreover, this purchase authorisation is proposed to your Shareholders’ Meeting for approval and would be given for a period of 18 months.
Your Management Board requests that it be empowered (subject to the adoption of the 11th resolution proposed to your Shareholders’ Meeting), to proceed with the cancellation of own shares which the Company was authorized to repurchase, representing an amount not exceeding 10% of its total capital for a period of 24 months.
We have nothing to report on the terms and conditions of the proposed reduction in capital, which can be performed only after your Shareholders’ Meeting has already approved the repurchased by your Company of its own shares.
Neuilly-sur-Seine and Paris-La Défense, March 22, 2006

Barbier Frinault & Autres	Salustro Reydel Membre
Ernst & Young	of KPMG International

Dominique Thouvenin — Hervé Jauffret		Bertrand Vialatte — Benoît Lebrun
Partner	Partner	Partner	Partner
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006       13

Key Figures

Revenues by business segment (As of December 31)
In IFRS (in million euros)

*	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly the “Flux-divertissement” business of StudioExpand, Canal+ Benelux, UMG’s music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (primarily NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying the 2005 rate. Comparable basis revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred as at January 1, 2004.
(a)	As of January 1, 2005, SFR revenues include mobile-to-mobile sales for €909 million for the year ended December 31, 2005. 2004 comparable basis included estimated mobile-to-mobile sales applying the 2005 rate, i.e. €875 million for the year ended December 31, 2004.
(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.
14     Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Key Figures
Earnings from operations (As of December 31)
In IFRS (in million euros)

*	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly the “Flux-divertissement” business of StudioExpand, Canal+ Benelux, UMG’s music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (primarily NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying the 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2004.
(a)	As of January 1, 2005, SFR revenues include mobile-to-mobile sales for €909 million for the year ended December 31, 2005. 2004 comparable basis included estimated mobile-to-mobile sales applying the 2005 rate, i.e. €875 million for the year ended December 31, 2004.
(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006       15

Key Figures

Adjusted Net Income, equity holders of the parent (As of December 31)
In IFRS (in million euros)

Earnings, equity holders of the parent (As of December 31)
In IFRS (in million euros)

	2004	2005
Earnings, equity holders of the parent	3,767	3,154

(a)	Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be a relevant indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it best illustrates the performance of continuing operations excluding most non-recurring and non-operating items. Adjusted net income (loss) includes earnings from operations, other income from ordinary activities, income (loss) from equity affiliates, interest, and tax and minority interests relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax and minority interests relating to these adjustments, as well as non recurring tax items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit).
16     Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Brief Overview

Position of the Company and the Group in 2005
■	2005 Adjusted net income(1): up 55% to €2,078 million.
■	Earnings from operations: €3,746 million, an increase of 14% on a comparable basis (2) , due to business unit good performance
■	Earnings: €3,154 million.
■	Dividend of €1 per share, up 67%, representing a distribution rate of 55% of adjusted net income.
■	2006 Outlook (3) : an adjusted net income increase of 11% to 13%.
In 2006, the Company anticipates a year of continued growth and improved profitability, which should result in a further increase in our dividend amount next year.
Vivendi Universal is at the heart of the digital age, mobility and broadband communication. The Group is one of the best placed companies worldwide to benefit from the increasing demands from consumers for entertainment and interactive media.
Comments on the Group’s 2005 Earnings
In 2005, consolidated revenues amounted to €19,484 million compared to €17,883 million in 2004. On a comparable basis (2), revenues amounted to €19,439 million compared to €18,237 million, an increase of 6.6% (+6.5% at constant currency). All of the group’s business units contributed to this improvement.
Earnings from operations totaled €3,746 million versus €3,233 million in 2004. On a comparable basis, earnings from operations increased to €3,719 million, representing a 14.0% (13.7% at constant currency).
This increase was achieved thanks to good performances by each business unit which led to an increase in operating margin from 18.1% to 19.2%. In 2005, earnings from operations were negatively impacted by -€115 million at SFR as a result of the €220 million fine from the Antitrust Council, but were partly offset by the registering of favorable non-recurring items amounting to €105 million.
Income from equity affiliates amounted to €326 million versus €221 million in 2004, an increase of €105 million, with €156 million tied to Vivendi Universal Entertainment (VUE)/NBC Universal. In effect, this income includes 12 months of equity in NBC Universal’s earnings in 2005 (€361 million) compared to 234 days (NBC Universal was created through the combination of NBC and VUE as of May 11, 2004) and VUE equity in 2004. In addition, in 2005, income from equity affiliates included the -€50 million loss of equity in Neuf Cegetel compared to the -€22 million loss of equity in Cegetel S.A.S. in 2004.
Interest amounted to -€218 million versus -€406 million in 2004.
Other financial charges and income were an income of €619 million compared to an income of €1,226 million in 2004.
This significant decrease is mainly due to the gains on the divestiture of businesses or financial investments which amounted to €668 million in 2005 versus €1,738 million in 2004 (which included the €1,606 million capital gain on the 15% Veolia Environnement stake sale).
Provision for income taxes totaled -€204 million versus -€292 million in 2004.
Earnings from discontinued operations were a profit of €92 million versus a profit of €777 million in 2004 (essentially reflecting the impact of the divestiture of VUE on May 11, 2004).
Adjusted net income, attributable to equity holders of the parent, was €2,078 million (earnings per share of respectively €1.81 and €1.79 diluted), as compared to an adjusted net income of €1,338 million in 2004 (earnings per share of respectively €1.17 and €1.16 diluted). This improvement of €740 million, or 55%, was mainly due to the increase in earnings from operations (up €513 million), the reduction in the financing expenses (up €188 million), and the increase in income from equity affiliates (an improvement of €105 million).
Earnings, attributable to equity holders of the parent, decreased to €3,154 million versus €3,767 million in 2004. This decrease is explained by the positive and non-recurring impact of the capital gains on the divestiture of Veolia Environnement (€1, 606 million) and of VUE sales (€707 million) in 2004.

(1)	Adjusted net income is detailed in Appendix II.

(2)	Comparable basis is detailed in Appendix III.

(3)	Outlook was established without taking into account the impact of the acquisitions of TPS and the agreement with Lagardère regarding the new Canal+ France entity. The outlook does not integrate potential growth in external operations, such as PTC in Poland or Tunisia Telecom. The exchange rate taken into account in the 2006 outlook corresponds to €1 for $1.25.
VIVENDI UNIVERSAL - Shareholders’ Meeting Notice 2006      17

Brief Overview
Vivendi Universal’s Media and Telecommunication Businesses: Comments on Full Year 2005 Earnings from Operations
■ Universal Music Group
Universal Music Group’s (UMG) earnings from operations increased to €480 million, up 18.8% on a comparable basis (4) and at constant currency.
This increase reflects higher sales volumes, continued cost savings efforts and lower restructuring charges in 2005.
UMG artists dominated the best-seller lists in its major markets, topping all of the major music genres allowing UMG to gain market share, and lead the competition by earning an unprecedented 40 Grammy Awards.
■ Vivendi Universal Games
Vivendi Universal Games’ earnings from operations of €41 million were up €244 million versus a prior year loss of €203 million (up €243 million at constant currency).
This dramatic and fast improvement in earnings from operations is the result of the strategy implemented since 2004 with the global turnaround and the new developments (on-line and studios acquisitions) which led to a better balanced portfolio of products thanks to the tremendous on-line activity development with the exceptional success of World of Warcraft. Lower costs resulting from the global turnaround plan executed in 2004 also positively impacted the earnings from operations. Additional releases contributing to the strong performance included 50 Cent: Bulletproof, Robots, Hulk II, F.E.A.R. and Crash Tag Team Racing as well as the North American distribution of Delta Force: Black Hawk Down and FlatOut. Earnings from operations included funding increased product development costs linked to recently acquired studios (Radical, Swingin’ Ape, Swordfish and High Moon).
■ Canal+ Group
Canal+ Group’s 2005 earnings from operations were €203 million, up 8% compared with 2004. On a comparable basis(5), earnings from operations were close to those of 2004.
Portfolio growth and price increases achieved in 2004 led to increased revenues in 2005, both from Canal+ and CanalSat. 2005 earnings from operations also took into account higher marketing costs due to record gross subscriber additions (1.1 million gross additions, up 13% compared with 2004) and the start of the new contract for exclusive broadcasting of Ligue 1 soccer. These investments will be amortized starting in 2006 when portfolio net growth (+310,000) and higher revenues per subscriber achieved in 2005 will produce their full effect.
Other Group operations registered earnings from operations, at a sharp increase due to higher subscriptions to pay-TV in Poland and to StudioCanal mainly due to revenues tied to the Working Title deal.
■ SFR
Following the combination between Cegetel and neuf Telecom, announced May 11th and closed August 22th that has led to the formation of the leading French alternative operator for fixed telecommunication services, and in accordance with IFRS, SFR’s fixed business is no longer included in Vivendi Universal’s earnings from operations. Consequently, the figures published for SFR in 2004 and 2005 solely concern the mobile business.
SFR’s earnings from operations rose by 3.9% to € 2,422 million. On a comparable basis(6), earnings from operations were up 3.6%. This increase mainly reflects a 6.9% growth in network revenues (excluding the chargeback of call terminations between mobile operators), a slight increase of 0.8 percentage point in customer acquisition and retention costs — due to the penetration of 3G devices among SFR’s customer base — to 13.2% of network revenues (excluding the chargeback of call terminations between mobile operators), the strict control of other costs. The earnings from operations were also impacted by the recording of €115 million of adverse non-recurring items: the impact of the €220 million fine from the French Antitrust Council which was partly offset by the registering of favorable non-recurring items amounting to €105 million.
■ Maroc Telecom
Maroc Telecom’s earnings from operations amounted to €762 million, increasing by 15.1% compared to 2004 (+14.2% at constant currency on a comparable basis (7)). Excluding the non-recurring impacts of the voluntary leaving plan introduced at the end of 2004, growth in earnings from operations would have been +15.9% at constant currency on a comparable basis.

(4)	Comparable basis illustrates the effect of the divestiture of UMG’s Music Clubs in the U.K. and France as if they had occurred on January 1, 2004.
(5)	Comparable basis mainly illustrates the impact of Canal+ Group’s dispositions of businesses (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred on January 1, 2004.
(6)	In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR applying 2005 rate and illustrates the full consolidation of minority stakes in distribution subsidiaries.
(7)	Comparable basis illustrates the full consolidation of Mauritel as if this transaction had occurred on January 1, 2004.
18     Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Brief Overview
Appendix I

Consolidated Statement of Earnings and Adjusted Statement of Earnings For the Year Ended December 31, 2005 and 2004 (IFRS)

Adjusted statement of earnings (a)			Consolidated statement of earnings (a)
	Year Ended		Year Ended
	December 31,		December 31,
(In million euros, except per share amounts)	2005	2004	2005	2004

Revenues	19,484	17,883	19,484	17,883	Revenues
Cost of revenues	(9,898)	(9,100)	(9,898)	(9,100)	Cost of revenues

Margin from operations	9,586	8,783	9,586	8,783	Margin from operations

Earnings from operations	3,746	3,233	3,746	3,233	Earnings from operations
Other income from ordinary activities	75	89	75	89	Other income from ordinary activities
			(170)	(25)	Other charges from ordinary activities
Income from equity affiliates	326	221	326	221	Income from equity affiliates
Earnings before interest and income taxes	4,147	3,543	3,977	3,518	Earnings before interest, other financial charges and income and income taxes
Interest	(218)	(406)	(218)	(406)	Interest
			619	1,226	Other financial charges and income

Interest and other financial charges and income	(218)	(406)	401	820	Interest and other financial charges and income

Earnings from continuing operations before income taxes	3,929	3,137	4,378	4,338	Earnings from continuing operations before income taxes
Provision for income taxes	(787)	(724)	(204)	(292)	Provision for income taxes

Earnings from continuing operations	3,142	2,413	4,174	4,046	Earnings from continuing operations
			92	777	Earnings from discontinued operations

Adjusted net income	3,142	2,413	4,266	4,823	Earnings

Attributable to :					Attributable to :
Minority interests	1,064	1,075	1,112	1,056	Minority interests
Equity holders of the parent	2,078	1,338	3,154	3,767	Equity holders of the parent
% Change : +55,3%
Adjusted net income, attributable to the equity holders of the parent per share — basic (in euros)	1.81	1.17	2.74	3.29	Earnings, attributable to the equity holders of the parent per share — basic (in euros)

Adjusted net income, attributable to the equity holders of the parent per share — diluted (in euros)	1.79	1.16	2.72	3.27	Earnings, attributable to the equity holders of the parent per share — diluted (in euros)

(a)	A reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix II.
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006       19

Brief Overview
Appendix II

Reconciliation of Earnings Attributable to Equity Holders of the Parent to Adjusted Net Income Attributable to Equity Holders of the Parent (IFRS)
Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be a relevant indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it best illustrates the performance of continuing operations excluding most non-recurring and non-operating items. Adjusted net income (loss) includes earnings from operations, other income from ordinary activities, income (loss) from equity affiliates, interest, and tax and minority interests relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax and minority interests relating to these adjustments, as well as non recurring tax items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit). Adjusted net income (loss), attributable to equity holders of the parent never includes adjustments in earnings from operations.

4th Quarter Ended December 31,			Year Ended December 31,

2005	2004	(In million euros)	2005	2004

1,247	1,922	Earnings, attributable to equity holders of the parent (a)	3,154	3,767
		Adjustments
		Other charges from ordinary activities
16	7	Other charges from ordinary activities (a)	170	25
(321)	(1,516)	Other financial charges and income (a)	(619)	(1,226)
15	9	Earnings from discontinued operations (a)	(92)	(777)
(83)	(104)	Deferred tax asset related to the Consolidated Global Profit Tax System	(88)	(492)
(478)	78	Other adjustments on provision for income taxes (b)	(495)	60
(5)	(32)	Minority interests in adjustments	48	(19)

391	364	Adjusted net income, attributable to equity holders of the parent	2,078	1,338

(a)	As reported in the Consolidated Statement of Earnings.

(b)	Corresponding to non recurring tax items (in 2005 mainly the reversal of tax liabilities relating to tax years no longer open to audit for — €300 million, changes in deferred tax assets relating to the US tax group for – €132 million, other adjustments on current provision for income taxes of previous fiscal years for – €49 million) and to tax impacts of non recurring adjustments.
20       Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Brief Overview
Appendix III

Revenues and Earnings from Operations on a Comparable Basis by Business Segment (IFRS)
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2004

4th Quarter Ended December 31,					Year Ended December 31,
			% Change					% Change
		%	at constant				%	at constant
2005	2004	Change	currency	(In million euros)	2005	2004	Change	currency

				Revenues
1,682	1,711	- 1.7%	- 5.2%	Universal Music Group	4,893	4,819	1.5%	1.6%
245	264	- 7.2%	- 11.1%	Vivendi Universal Games	641	475	34.9%	34.6%
892	839	6.3%	5.7%	Canal+ Group	3,407	3,277	4.0%	3.3%
2,212	2,098	5.4%	5.4%	SFR (a)	8,687	8,117	7.0%	7.0%
480	405	18.5%	17.5%	Maroc Telecom	1,860	1,611	15.5%	16.0%
(32)	(40)	20.0%	20.0%	Non core operations and elimination of inter segment transactions	(49)	(62)	21.0%	21.0%

5,479	5,277	3.8%	2.3%	Total Vivendi Universal	19,439	18,237	6.6%	6.5%

				Earnings from Operations
267	304	- 12.2%	- 14.6%	Universal Music Group	480	399	20.4%	18.8%
21	-	na *	na *	Vivendi Universal Games	41	(203)	na *	na *
(91)	(104)	12.5%	9.3%	Canal+ Group	176	187	- 5.9%	- 9.3%
390	502	- 22.3%	- 22.3%	SFR (a)	2422	2338	3.6%	3.6%
197	159	23.9%	22.4%	Maroc Telecom	762	671	13.6%	14.2%
(45)	(24)	- 87.5%	- 85.6%	Holding & Corporate	(195)	(193)	- 1.0%	- 1.6%
9	32	- 71.9%	- 71.9%	Non core operations	33	63	- 47.6%	- 47.6%

748	869	-13.9%	-15.0%	Total Vivendi Universal	3,719	3,262	14.0%	13.7%

na* :	not applicable.

(a)	As of January 1, 2005, SFR revenues and cost of revenues included mobile-to-mobile sales for €909 million for the year ended December 31, 2005 (including €235 million for the fourth quarter). 2004 comparable basis included estimated mobile-to-mobile sales applying 2005 rate, i.e. €875 million for the year ended December 31, 2004 (including € 233 million for the fourth quarter).
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006       21

Brief Overview
Appendix IV

Revenues and Earnings from Operations by Business Segment as Published (IFRS)

4th Quarter Ended December 31,				Year Ended December 31,
		%				%
2005	2004	Change	(In million euros)	2005	2004	Change

			Revenues
1,682	1,760	- 4.4%	Universal Music Group	4,893	4,989	- 1.9%
245	264	- 7.2%	Vivendi Universal Games	641	475	34.9%
892	886	0.7%	Canal+ Group	3,452	3,560	- 3.0%
2,212	1,850	19.6%	SFR (a)	8,687	7,192	20.8%
480	405	18.5%	Maroc Telecom	1,860	1,581	17.6%
(32)	(41)	22.0%	Non core operations and elimination of inter segment transactions (b)	(49)	86	na *

5,479	5,124	6.9%	Total Vivendi Universal	19,484	17,883	9.0%

			Earnings from Operations
267	303	- 11.9%	Universal Music Group	480	359	33.7%
21	-	na *	Vivendi Universal Games	41	(203)	na *
(92)	(110)	16.4%	Canal+ Group	203	188	8.0%
390	499	- 21.8%	SFR (a)	2,422	2,332	3.9%
197	159	23.9%	Maroc Telecom	762	662	15.1%
(45)	(24)	- 87.5%	Holding & Corporate	(195)	(193)	- 1.0%
9	31	- 71.0%	Non core operations (b)	33	88	- 62.5%

747	858	- 12.9%	Total Vivendi Universal	3,746	3,233	15.9%

na*	: not applicable.

(a)	As of January 1, 2005, SFR revenues and cost of revenues included mobile-to-mobile sales for €909 million for the year ended December 31, 2005 (including €235 million for the fourth quarter).

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.
22       Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Five-Year Financial Summary

(in million euros)	2005		2004		2003		2002		2001

▪ Share capital at year-end
Share capital	6,344.1		5,899.4		5,893.4		5,877.1		5,972.1
Number of shares issued	1,153,477,321	(a)	1,072,624,363	(f)	1,071,518,691	(k)	1,068,558,994	(n)	1,085,827,519	(p)
Potential number of shares to be created:
by conversion of bonds issued in January 1999						(l)	18,820,004		18,356,131
by conversion of Veolia Environnement bonds issued in April 1999				(g)	16,654,225		16,654,225		16,243,941
by redemption of bonds redeemable in shares (ORAs) issued in December 2000	18,992,487	(b)	21,866,411		23,389,853		35,378,444		47,050,365
by redemption of ORAs issued in November 2002			78,672,470	(h)	78,675,630		78,678,206
by exercising stock options	33,684,358		26,505,520		19,193,741		5,518,568		2,088,037
▪ Total income from operations performed:
Revenues excluding taxes	104.7		95.0		125.8		113.9		221.3
Earnings before income tax, depreciation, amortization and provisions	15.2		80.1		3,290.2		1,287.0		2,818.7
Income tax	(531.4	) (c)	(513.6	) (c)	(77.7	) (c)	(130.2	) (c)	(205.6	) (c)
Earnings after income tax, depreciation, amortization and provisions	6,675.2		1,227.3		4,839.9		(21,956.5)		(55.6)
Earnings distributed	1,146.7	(d)	639.1	(i)					1,088.3	(q)
▪ Earnings per share (in euros)
Earnings after income tax but before depreciation, amortization and provisions	0.47	(e)	0.55	(j)	3.14	(m)	1.32	(o)	2.78	(q)
Earnings after income tax, depreciation, amortization and provisions	5.79	(e)	1.14	(j)	4.52	(m)	(20.51	) (o)	(0.05	) (q)
Dividend paid per share	1.00	(d)	0.60	(i)					1.00	(q)
▪ Employees
Number of employees (annual average)	228		222		291		374		413
Payroll	33.8		40.8		59.3		70.7		65.2
Amounts paid for social benefits (social security, social welfare, etc.)	12.1		15.4		26.9		24.3		25.8
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006       23

Five-Year Financial Summary
(a)	Share capital increase resulting mainly from the creation of: (i) 556,332 shares for the redemption of Vivendi Universal bonds redeemable in shares (ORAs) (held by former Seagram shareholders having chosen deferred exchange), (ii) 78,672,415 shares to redeem ORAs issued in 2002, (iii) 1,399,097 shares under Group Savings Plans, (iv) 709,686 shares issued following the exercise of stock options by US employees of the Group and, conversely, the cancellation of 484,572 treasury shares (see note (b) below).

(b)	As at December 31, 2005, 4,760,628 of the 36,391,224 own shares stripped in 2000 to enable exchange transactions as part of the Sofiée/Vivendi/Seagram merger remained outstanding. These shares are recombined when the bare owners present their ORAs for exchange, and cancelled in accordance with commitments given. Taking into account future cancellations, the potential number of shares to be created in order to redeem these ORAs amounted 18,992,487 on December 31, 2005, corresponding to ORAs issued in relation to the draw-down of options plans attributed to Seagram, after deduction of obsolete plans and application of the new attribution ratio resulting from the distribution of premiums to Vivendi Universal Shareholders in 2002.

(c)	This negative amount represents the tax savings recorded of the tax group (groupe d’intégration fiscale) led by Vivendi Universal plus, from 2004, the income generated by application of the Consolidated global profit tax system (€506.9 million in 2005).

(d)	The Combined Ordinary and Extraordinary Shareholders’ Meeting to be held on April 20, 2006 is invited to approve the distribution of a dividend of €1.00 per share for fiscal year 2005, representing an overall distribution of €1,146 million. This amount comprises the treasury stocks held by the Company on February 28, 2006 and will be adjusted on the basis of the effective holding at the payment date.

(e)	This calculation takes into account movements until December 31, 2005, approved by the Management Board on January 17, 2006 and bearing interest on January 1, 2005, corresponding to:
•	the creation of (i) 240 shares as redemption for the ORAs issued in 2000, and (ii) 252,859 shares following the exercise of stock options;

•	and conversely, the cancellation of 240 recombined shares following requests for the exchange of exchangeable shares held by former Seagram shareholders.
The earning per share is presented subject to the exercise of stock options that may be exercised by beneficiary employees up to the day before the Shareholders’ Meeting held to approve the 2005 financial statements, and to the number of Vivendi Universal ORAs submitted for redemption until that date by bondholders and before deduction of treasury stocks.

(f)	Share capital increase resulting mainly from the creation of: (i) 1,147,638 shares for redemption of Vivendi Universal ORAs (held by former Seagram shareholders who had elected to exchange their exchange shares and option exercises); (ii) 2,737 shares for redemption of ORAs issued in 2002; (iii) 831,171 shares under the Group Savings Plans, (iv) 281,764 shares created for the exercise of stock options by US employees of the Group; and, conversely, the cancellation of 1,157,638 shares recombined.

(g)	In April 1999, Veolia Environnement issued at the unit price of €271 (redemption premium of €17), 10,516,606 bonds (1.5% – 2005; coupon increased to 2.25% from September 1, 2002 after bondholders waived the guarantee provided by Vivendi Universal for this issue), of which 5,183,704 bonds were converted into Veolia Environnement shares as part of the Veolia’s initial public offering in July 2000. The remaining bonds are convertible at a conversion ratio of 3.124 Vivendi Universal shares in exchange of 1 Veolia Environnement bond. As at December 31, 2004, there were 5,331,058 bonds outstanding. This bond issue was redeemed on January 1, 2005.

(h)	In November 2002, Vivendi Universal issued, at a unit price of €12.71, 78,678,206 redeemable bonds at an exchange ratio of 1 share for 1 bond (8.25% – 2005; prepaid coupon of €2.951). On December 31, 2004, there were 78,672,470 bonds outstanding. In the event of early conversion (possible since May 26, 2003), the prepaid interest shall be deemed to have been paid back to the investor in the form of a reduction in the exchange ratio equal to the product of the interest rate multiplied by the number of days remaining until final maturity. Under this scenario, the potential number of shares to be created at end of the fiscal year is 72,822,148.

(i)	0.60 euro for each of the 1,065,235,399 shares (including shares issued for redemption of ORAs and shares related to the stock options exercised until April 28, 2005 and bearing interests as of January 1, 2004). The number of shares is indicated after deduction of treasury shares and shares stripped where Vivendi Universal is the beneficial owner.

(j)	This calculation takes into account movements until December 31, 2004, approved by the Board of Directors on March 9, 2005 and bearing interest from January 1, 2004, corresponding to:
•	the creation of (i) 443,298 shares for redemption for the ORAs issued in 2000, (ii) 281,764 shares following the exercise of stock options, and (iii) 180 shares for redemption of 8.25% ORAs issued in November 2002;

•	and conversely, the cancellation of 443,298 recombined shares following requests in exchange of exchangeable shares held by former Seagram shareholders.
The earning per share is indicated subject to the exercise of stock options that were exercised by beneficiary employees until the day before the Shareholders’ Meeting held to approve the 2004 financial statements, and to the number of Vivendi Universal ORAs submitted for redemption until that date by bondholders and before deduction of treasury stocks.

(k)	Share capital increase resulting mainly from the creation: of 2,052,357 shares to redeem Vivendi Universal ORAs (held by former Seagram shareholders who had elected to exchange their exchange shares and options exercises); of 2,101 shares for the redemption issued in 2002, of 3,358,006 shares under Group Savings Plans and conversely, the cancellation of 2,452,767 shares recombined.

(l)	In January 1999, Vivendi issued at par (€282) 6,028,363 bonds (1.25% — 2004) convertible into Vivendi Universal shares at an exchange ratio of 3.124 shares for 1 bond. As at December 31, 2003, there were 6,024,329 bonds outstanding. This bond issue was redeemed on January 1, 2004.
24       Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Five-Year Financial Summary
(m)	This calculation takes into account movements until January 29, 2004, approved by the Board of Directors on February 3, 2004 and bearing interest from January 1, 2003, corresponding to:
•	the creation of 101,300 shares for redemption of ORAs issued in 2000;

•	and conversely, the cancellation of 111,300 recombined shares following requests for exchange of exchangeable shares held by former Seagram shareholders.
(n)	Share capital increase resulting mainly from the creation of 12,702,361 shares for the redemption Vivendi Universal ORAs (held by former Seagram shareholders who had elected to exchange their exchange shares and options exercises); of 1,337,609 shares under Group Savings Plans; and conversely, the cancellation of 31,366,606 treasury shares.

(o)	This calculation takes into account movements until January 24, 2003, approved by the Board of Directors on January 29, 2003 and bearing interest on January 1, 2002, corresponding to:
•	the creation of 2,402,142 shares reserved for employees under the Group Savings Plan (funds paid in December 2002) and of 45,100 shares for the redemption of ORAs;

•	and conversely, the cancellation of 451,562 recombined shares following requests for exchange of exchangeable shares held by former Seagram shareholders.
(p)	Share capital increase resulting mainly from the creation: of 35,000,908 shares for the redemption of Vivendi Universal ORAs (held by former Seagram shareholders who had elected to exchange their exchange shares and options exercises); of 7,993,939 shares relating to the exercise of matured stock warrants and of 1,611,264 shares under Group Savings Plans; and conversely, the cancellation of 40,123,540 treasury stocks.

(q)	€1.00 for each of the 1,048,120,189 shares (including shares issued for redemption of ORAs and shares related to the stock options exercised until April 23, 2002 and bearing interest on January 1, 2002). The number of shares is indicated after deduction of treasury stocks and shares stripped where Vivendi Universal is the beneficial owner.
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006       25

Composition of the Supervisory Board, Supervisory Board’s Committees and Information on the Members of the Supervisory Board whose renewal is proposed

  Current Members of the Supervisory Board
Mr. Jean-René Fourtou
Chairman of Supervisory Board
Mr. Henri Lachmann
Vice Chairman of the Supervisory Board
Chairman and Chief Executive Officer
of Schneider Electric
Mr. Claude Bébéar
Chairman of the Supervisory Board of Axa Group
Mr. Gérard Brémond
Chairman and Chief Executive Officer
of Pierre et Vacances Group
Mr. Fernando Falcó y Fernández de Córdova
Vice Chairman of Digital+
Mrs. Sarah Frank
Member of the Board of the Foundation of the New
York Chapter of the National Academy of Television
Arts and Sciences
Mr. Paul Fribourg
Chairman and Chief Executive Officer
of Conti Group Companies, Inc.
Mr. Gabriel Hawawini
Dean of INSEAD
Mr. Patrick Kron
Chairman and Chief Executive Officer of Alstom
Mr. Andrzej Olechowski
Senior Advisor of Central Europe of Trust Polska
Mr. Pierre Rodocanachi
Chairman of the Advisory Board
of Booz Allen Hamilton
Mr. Karel Van Miert
Former Vice President of the European Commission

  Composition of the Supervisory Board’s Committees
   The Audit Committee
Mr. Henri Lachmann (Chairman)
Mr. Gabriel Hawawini
Mr. Pierre Rodocanachi
Mr. Karel Van Miert
   The Strategy Committee
Mr. Claude Bébéar (Chairman)
Mr. Karel Van Miert
Mr. Gérard Brémond
Mr. Andrzej Olechowski
Mrs. Sarah Frank
Mr. Patrick Kron
   The Human Resources Committee
Mr. Paul Fribourg (Chairman)
Mr. Fernando Falcó y Fernández de Córdova
Mr. Gérard Brémond
Mr. Pierre Rodocanachi
   The Corporate Governance Committee
Mr. Claude Bébéar (Chairman)
Mr. Gabriel Hawawini
Mr. Paul Fribourg
Mr. Fernando Falcó y Fernández de Córdova
Mr. Andrzej Olechowski
26      Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

Information on the Members of the Supervisory Board whose renewal is proposed
Fernando Falcó y Fernández de Córdova
Member of the Supervisory Board
66 years old, Spanish nationality
Business address:
FCC — Torre Picasso,Plaza Pablo Ruiz Picasso, 28020 Madrid, SPAIN
Expertise and experience:
Mr. Fernando Falcó y Fernández de Córdova was born on May 11, 1939 in Seville. Following his legal studies at the University of Desto, he obtained his masters degree from the University of Valladolid. Mr. Falcó y Fernández de Córdova served as: Chairman of the Organisation and Union of Riesgos del Tiétar and of Réal Automóvil Club de España for 27 years; Chairman of the Group Vins René Barbier, Conde de Caralt et Segura Viudas; Vice Chairman de Banco de Extremadura, and a member of the Board of directors of various companies.
Mr.Falcó y Fernández de Córdova has established and managed various agricultural businesses, as well as family businesses involved in the export of agricultural products.
He contributed to the creation of services and safety measures for motorists with the implementation of technical assistance and travel assistance services in Spain, Europe and throughout the world. In this capacity, he represented Spain on the FIA (Internal Automobile Federation) as well as on the AIT (International Tourism Alliance); Mr. Falcó y Fernández de Córdova is a member of Spanish Higher Council for traffic and road safety (Ministry of the Interior) and is part of the Group for Urban Mobility (Madrid). Until 2002, he was Vice Chairman of the World Council for Tourism and Motoring of the FIA, which is headquartered in Paris. In June 1998, he was appointed Chairman of the AIT based in Geneva, a position he held until 2001.
He is a member of the Regional Council of the ASEPEYO of Madrid.
Positions currently held:
•	Cementos Portland Valderrivas (Spain), Director and member of the Executive Committee

•	Fomento de Construcciones y Contratas (FCC) (Spain), Director

•	FCC Construccion, Director

•	Realia, Director

•	Vinexco (Falcó Group) (Spain), Director

•	Sogecable (Spain), Director and Vice Chairman of the Executive Committee

•	Digital+,Vice Chairman
Directorships held in the previous five years:
•	Comité Organizador del salón internacional del automóvil de Madrid,Chairman
Mr. Fernando Falcó y Fernández de Córdova holds 1,500 Vivendi Universal shares.
Gabriel Hawawini

Member of the Supervisory Board
58 years old, French nationality
Business address:
INSEAD — Boulevard de Constance,77305 Fontainebleau Cedex, France
Expertise and experience:
Mr. Gabriel Hawawini was born on August 29, 1947 in Alexandria, Egypt. After obtaining a degree in Chemical Engineering from the University of Toulouse, he obtained his doctorate in Economics and Finance at New York University in 1977. Before joining INSEAD, he taught at New York and Columbia Universities in the USA from 1974 to 1982.
Mr. Hawawini was also Vice Chairman of the French Finance Association from 1984 to 1986 and served on editorial committees for several university publications. Mr. Hawawini is the author of twelve books, and over seventy research publications about management based on value creation, risk appraisal, asset valuation, portfolio management and the structure of financial markets. Most notably, he is the author of Mergers and Acquisitions in the US Banking Industry (North Holland, 1991), and Finance for Executives: Managing for Value Creation (South Western Publishing, 2002), which is in its second edition. Mr. Hawawini has advised many private companies on the implementation of management systems based on value creation. Since 1982, he has organized, directed and participated in several programs to improve management methods worldwide. Mr. Hawawini is currently Dean of, and a Professor of Investment Banking at INSEAD.
Positions currently held
•	INSEAD, Dean and Professor of Investment Banking
Directorships held in the previous five years
•	None
Mr. Gabriel Hawawini holds 1,390 Vivendi Universal shares.
VIVENDI UNIVERSAL — Shareholders’ Meeting Notice 2006      27

Composition of the Management Board and of the General Management

  Members of the Management Board
Mr. Jean-Bernard Lévy
Chairman of the Management Board
and Chief Executive Officer
Mr. Abdeslam Ahizoune
Chairman of the Management Board
of Maroc Telecom
Mr. Jacques Espinasse
Chief Financial Officer of Vivendi Universal
Mr. Frank Esser
Chairman and Chief Executive Officer of SFR
Mr. Bertrand Meheut
Chairman of the Executive Board of Canal+ Group
Mr. Doug Morris
Chairman and Chief Executive Officer
of Universal Music Group
Mr. René Pénisson
Chairman of Vivendi Universal Games
and Senior Executive Vice President,
Human Resources of Vivendi Universal

  Members of the General Management
Mr. Jean-Bernard Lévy
Chairman of the Management Board
and Chief Executive Officer of Vivendi Universal
Mr. Jacques Espinasse
Member of the Management Board
and Chief Financial Officer of Vivendi Universal
Mr. René Pénisson
Member of the Management Board,
Chairman of Vivendi Universal Games
and Senior Executive Vice President,
Human Resources of Vivendi Universal
Mr. Robert de Metz
Senior Executive Vice President,
Strategy and Development
Mr. Jean-François Dubos
Executive Vice President and General Counsel
and Secretary of the Supervisory and Management Boards
Mr. Michel Bourgeois
Executive Vice President,
Communications and Public Affairs
Mr. Régis Turrini
Executive Vice President, Mergers and Acquisitions
28      Combined Ordinary and Extraordinary General Meeting — VIVENDI UNIVERSAL

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The Notice and Information Brochure in English is a translation of the French “Avis de Convocation” for information purposes.
This translation is qualified in its entirety by reference to the “Avis de Convocation”.

Société Anonyme à Directoire et Conseil de surveillance (Company with a Management Board and a Supervisory Board) with share capital of €6,344,125,265.50
Registered office: 42 avenue de Friedland — 75380 Paris Cedex 08 — France Company and Trade Registry: 343 134 763 RCS Paris — France
SHAREHOLDER INFORMATION:
For Shareholders calling from outside of France: +33 1 71 71 34 99 www.vivendiuniversal.com